Exhibit 99.1

Second Amendment to Subscription Agreement

This Second Amendment to Subscription Agreement made on the 21st day of August 2013 between,

1.
Sify Technologies Limited, a Company incorporated under the Companies Act, 1956 and having its Registered Office at 2nd Floor, TIDEL Park, 4 Rajiv Gandhi Salai, Taramani, Chennai 600 113, India, hereinafter referred to as the  (“Company”) which expression shall mean and include its successors, legal representatives, executors, administrators and assigns of the ONE PART

AND

2.
Mr Ananda Raju Vegesna, S/o Mr Vegesna Venkata Subba Yesudata Raju, residing at Plot No.242/A, Road No.18, Opp. Jubilee Hills Police Station, Hyderabad 500 003, India, Executive Director of the Company, brother and Representative of the entities and affiliates in India of Mr Raju Vegesna, Chairman and Managing Director of the Company hereinafter referred to as the ("Representative") which expression shall mean and include his successors, nominees, legal representatives, executors, administrators and assigns of the OTHER PART.

WHEREAS

(a)
The Original Subscription Agreement was entered between the parties on October 22, 2010 for infusion of funds to fund certain projects, various ongoing capex programmes and future expansion of business;

(b)
In pursuance of the Original Subscription Agreement, the entities of the Promoters Group have subscribed for 12,50,00,000 (Twelve Crores Fifty Lakhs) Equity Shares of Rs.10/- each at a premium of Rs.22/- per share for cash aggregating to Rs.400 crores;

(c)	The entities of the Promoters Group as on date have paid the Application, Allotment, First and Second Call Money amounting to Rs.250 crores and 62.50% of the total price of shares;

(d)	As per the Original Subscription Agreement, the balance call money is payable in such installments as may be decided by the Board of Directors based on the fund requirements of the Company.

(e)
Subsequently, the Parties entered into an Amendment to Subscription Agreement dated September 7, 2011 empowering the Directors of the Company with additional time to call the balance amount of subscription from the Subscriber at any time before September 26, 2013.

The parties wish to amend the Original Subscription Agreement dated October 22, 2010 as set forth herein.

NOW, THEREFORE THIS AGREEMENT WITNESSETH AND IT IS AGREED BY AND BETWEEN THE PARTIES AS UNDER:

(i)	The present Second Amendment Agreement supersedes the Amendment to Subscription Agreement dated September 7, 2011, which becomes null and void.

(ii)	The Original Subscription Agreement dated October 22, 2010 stands modified as under:

Clause 2.4            Payment in full: The investors shall be deemed to have paid their subscription price by remittance of its full subscription price comprising of application, allotment and call monies as per the payment schedule mentioned in Clause 2.2 in Indian Rupees on or prior to such date as may be decided by the Board of Directors of the Company in accordance with the provisions of the Indian Companies Act, 1956 in such installments as they may deem fit based on the fund requirements of the Company.

Clause 6.2            Survival of indemnification: Any claim for indemnification pursuant to Article VI must be initiated within three months from the date the Board of Directors of the Company makes the Final Call of the amount of the subscription price from the investor.

All other terms and conditions of the said Original Subscription Agreement dated October 22, 2010 remain unchanged and shall continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Second Amendment to the Original Subscription Agreement on the date first written above.

For Sify Technologies Limited	For the Representative

L V Veeranjaneyulu Y	Ananda Raju Vegesna
Company Secretary

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